UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers 333-106272;

333-119615

Issuer: Citigroup Global Markets Holdings Inc.

Exchange: NYSE Alternext US LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

388 Greenwich Street, New York, NY 10013

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Notes listed on Schedule I

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Citigroup Global Markets Holdings Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 13, 2008	By:	/s/ Geoffrey S. Richards	Vice President
Date		Geoffrey S. Richards	Title
Name

Schedule I

Description of Each Class of Securities

Dow Jones EURO STOXX 50 Index LASERS due March 20, 2009
DJIA PPN due August 25, 2010
Dow Jones Global Titans Index PPN due October 29, 2009
S&P 500 Index PPN due October 29, 2009
Dow Jones Global Titans Index PPN due October 28, 2010
DJIA PPN due December 29, 2009
Nasdaq-100 Index PPN due September 28, 2009
S&P 500 Index PPN due January 28, 2010